UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

  [X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
  EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

OR

  [ ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
  SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ___________

  Commission file number 001-15749

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Alliance Data Systems
401(k) and Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Alliance Data Systems Corporation
7500 Dallas Parkway, Suite 700
Plano, Texas 75024

Alliance Data Systems 401(k) and Retirement Savings Plan

Financial Statements and Supplemental Information
Years Ended December 31, 2018 and 2017

Supplemental Schedule*

Schedule H, Line 4i: Schedule of Assets (Held at End of Year)	16

*     All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and the Benefits
Operations Committee of the Alliance Data
Systems 401(k) and Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Alliance Data Systems 401(k) and Retirement Savings Plan (the Plan) as of December 31, 2018 and 2017, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2018 and 2017, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ary Roepcke Mulchaey, P.C.

We have served as the Plan’s auditor since at least 1996, but we are unable to determine the specific year.

Columbus, Ohio

June 5, 2019

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Net Assets Available for Benefits
December 31, 2018 and 2017

	2018	2017
Assets:

Investments at fair value	$933,881,189	$952,866,817
Cash	30,740	39,831

Receivable for Employer contributions	2,621,631	1,841,442

Notes receivable from participants,
net of allowance for defaulted loans	17,863,312	15,655,417
Due from brokers	388,868	222,023
Accrued fee income	23,997	25,157
Total assets	954,809,737	970,650,687

Liabilities:

Administrative fees payable	238,809	232,270
Due to brokers	361,882	89,944
Total liabilities	600,691	322,214

Net assets available for benefits	$954,209,046	$970,328,473

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2018 and 2017

	2018	2017
Additions:
Investment (loss) income:
Net (depreciation) appreciation in fair value
of investments	$(84,486,217)	$135,561,248
Interest, dividends, and fee income	4,884,734	3,785,314
Total investment (loss) income	(79,601,483)	139,346,562

Interest on notes receivable from participants	1,008,695	790,960

Contributions:
Employer	45,598,762	41,441,220
Participants	77,162,811	69,429,153
Rollovers	12,028,409	11,735,918
Total contributions	134,789,982	122,606,291

Total additions	56,197,194	262,743,813

Deductions:
Distributions to participants	71,177,227	54,730,410
Administrative expenses	1,139,394	1,013,272
Total deductions	72,316,621	55,743,682

Net (decrease) increase	(16,119,427)	207,000,131

Net assets available for benefits:
Beginning of year	970,328,473	763,328,342

End of year	$954,209,046	$970,328,473

See accompanying notes.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

1.   Description of the plan

General

The Alliance Data Systems 401(k) and Retirement Savings Plan (the "Plan") is a defined contribution plan covering certain employees of ADS Alliance Data Systems, Inc. (“ADSI”) and its affiliates (the "Employer"). Employees of the Employer that are 18 years of age, are generally eligible to participate immediately. Seasonal, temporary, and on-call employees who perform more than 1,000 hours of service within one year are also eligible.

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”) as amended.

Trustee

Wells Fargo Bank, N.A. is the trustee and holds the Plan’s investments and provides recordkeeping services to the Plan.

Administration

The Employer has established the Benefits Operations Committee that is responsible for the general operation and administration of the Plan.

Contributions

Employer’s Contributions

The Employer will provide a 100% matching contribution on the first 5% of a participant’s voluntary contributions based on a payroll period basis for participants who have completed either 180 days of uninterrupted service with the Employer or a year of eligibility service, whichever occurs first. As of the end of the Plan year, the Employer will provide a true up matching contribution based on the above percentages, voluntary contributions, and Eligible Compensation for the Plan year. The annual Eligible Compensation of each participant taken into account under the Plan is limited to the maximum amount permitted under Section 401(a)(17) of the Internal Revenue Code (the “Code”). The annual Eligible Compensation limit for the Plan years ended December 31, 2018 and 2017 was $275,000 and $270,000, respectively.

Participant’s Voluntary Contributions

A participant may elect to make voluntary contributions of 1% to 85% of his or her annual Eligible Compensation. The participant may designate their voluntary contributions as tax-deferred, after-tax Roth, after-tax regular contributions, or any combination thereof. Tax-deferred and after-tax Roth contributions are limited to the maximum permitted under Section 402(g) of the Code adjusted annually to $18,500 and $18,000 for December 31, 2018 and 2017, respectively. Regular after-tax contributions are limited by the Code based on total employee and Employer contributions to the participant. Sections 401(k)(3) and 401(m)(3) of the Code may limit the voluntary contribution.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

A participant age 50 and over before the close of the Plan year may elect a catch-up voluntary tax-deferred or after-tax contribution up to $6,000 for the Plan years ended December 31, 2018 and 2017.

A participant may also contribute amounts representing a distribution from another qualified defined benefit or defined contribution plan (rollover).

Investment options

The participant directs both their own and the Employer’s contributions into the investment alternatives offered by the Plan. At any time, participants may also elect to reallocate existing account balances between investment alternatives or to change their investment elections for future contributions. The Plan currently offers fourteen common collective trusts, nine mutual funds, self-directed brokerage accounts, and the Employer’s common stock (“Employer Securities”) as investment alternatives. The Employer periodically reviews and may make changes to the investment alternatives available. If a participant makes no investment election, all contributions made into such participant’s account are invested in the Plan’s qualified default investment alternative (“QDIA”). The Plan’s QDIA is the age-appropriate Vanguard Fiduciary Trust Company Target Retirement target date funds, which is selected based on the participant’s date of birth.

Participant accounts

The Plan credits each participant’s account with the participant’s contributions and allocations of 1) the Employer’s contributions, 2) investment earnings, and 3) administrative expenses. The benefit to which a participant is entitled is equal to the vested balance in the participant’s account.

Vesting

A participant is fully and immediately vested for voluntary, rollover, and Employer matching contributions provided after December 31, 2004, and is credited with a year of vesting service in the Employer’s other contributions for each Plan year that the participant is credited with at least 500 hours of service.  Relating to Employer's matching contributions provided prior to December 31, 2004, contributions were on a five-year graded vesting schedule.

For all associates employed as of or subsequent to January 1, 2007, previously provided profit sharing contributions vest on a three-year cliff vesting schedule. For all associates terminated prior to January 1, 2007, previously provided profit sharing contributions were on a five-year cliff vesting schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Payment of benefits

The full value of participants' accounts becomes payable upon retirement, disability, or death. Upon termination of employment for any other reason, participants' accounts, to the extent vested, become payable. Those participants with vested account balances greater than $1,000 have the option of leaving their accounts invested in the Plan until age 70 1/2. Benefits can be paid as a lump sum or partial distribution. Those participants holding shares of Employer Securities will have the option of receiving such amounts in whole shares of Employer Securities and cash for any fractional shares. Participants have the option of having their benefit paid directly to an eligible retirement plan or individual retirement account specified by the participant.

In service withdrawals

A participant may elect to withdraw an amount in cash from the participant’s after-tax account and their rollover account.

A participant, upon reaching age 59 1/2, may withdraw up to 100% of the participant’s vested account balance.

A participant may request a hardship distribution due to an immediate and heavy financial need based on the terms of the Plan.

Participant loans

Participants are permitted to borrow from their account the lesser of $50,000 or 50% of the vested balance of their account with repayment made from payroll deductions. All loans become due and payable in full upon a participant’s termination of employment with the Employer. The borrowing is a separate earmarked investment of the participant’s account. Interest on the borrowing is based on the prime interest rate as reported in the Wall Street Journal on the first business day of the month in which the loan occurs plus two percent.

Amounts allocated to participants withdrawn from the Plan

Amounts allocated, but not yet paid, to participants withdrawn from the Plan were $403,290 and $178,954 at December 31, 2018 and 2017, respectively.

Forfeitures

The Plan may use forfeitures to reduce Employer contributions or pay Plan expenses if so elected. The Plan used forfeitures to reduce Employer contributions by $155,976 and $49,000 for the years ended December 31, 2018 and 2017, respectively. There were no unused forfeitures at December 31, 2018 and 2017.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Fee Income

Revenue sharing and sub transfer agent fees are credited to those participants who have invested in the funds that generate the fee revenue.

Expenses

Expenses are charged to participant’s accounts, excluding those paid directly by the Employer and reported in the financial statements as administrative expenses. Brokerage fees, transfer taxes and other expenses incurred in connection with the investments of the Plan’s assets increases the cost of investments purchased or deducted from the proceeds of investments sold.

2.    Summary of accounting policies

Basis of presentation

The accompanying financial statements have been prepared on the accrual basis of accounting, including investment valuation and income recognition.

Estimates

The Plan’s financial statements are prepared in conformity with U.S. generally accepted accounting principles (“GAAP”), which requires management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits at the date of the financial statements and the changes in net assets available for Plan benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from these estimates.

Risks

The Plan provides for the various investment options as described in Note 1. Any investment is exposed to various risks, such as interest rate, market, and credit risks. These risks could result in a material effect on participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Net (depreciation) appreciation in fair value of investments

Net realized and unrealized (depreciation) appreciation is presented in the accompanying statements of changes in net assets available for benefits as net (depreciation) appreciation in fair value of investments.

Benefit payments

Benefits are recorded when paid.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. An allowance for defaulted loans of $120,354 and $3,387 has been recorded for December 31, 2018 and 2017, respectively, with the change recorded under distributions.

Investment valuation and income recognition

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 3 for further discussion and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis using fair value. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.

Recent Accounting Pronouncements

In August 2018, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2018-13, “Changes to the Disclosure Requirements for Fair Value Measurement.” ASU 2018-13 modifies the disclosure requirements on fair value measurements from Accounting Standards Codification (“ASC”) 820, “Fair Value Measurement.” ASU 2018-13 is effective for interim and annual reporting periods beginning after December 15, 2019, with early adoption permitted. Management is evaluating the impact that adoption of ASU 2018-13 will have on its financial statements.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

3.   Fair value measurements

ASC 820 establishes a framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2                   Inputs to the valuation methodology include
•	quoted prices for similar assets and liabilities in active markets;
•	quoted prices for identical or similar assets or liabilities in inactive markets;
•	inputs other than quoted prices that are observable for the asset or liability; or
•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the techniques and inputs used for each major class of assets measured at fair value. There have been no changes in the methodologies used at December 31, 2018 and 2017.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Mutual funds: Valued at the closing price reported on the active market on which the individual securities are traded and are classified within Level 1 of the valuation hierarchy.

Self-managed brokerage accounts: Accounts primarily consist of mutual funds and common stocks that are valued on the basis of readily determinable market prices and are classified within Level 1 of the valuation hierarchy.

Common collective trusts: Valued at their respective Net Asset Value (“NAV”) as reported by such trust. The NAV is used as a practical expedient to estimate fair value. This practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. Participant transaction (purchases and sales) may occur daily. If the Plan initiates a full redemption of the Wells Fargo Stable Return Fund, one of the collective funds invested in, the trustee of the fund may impose, in its sole discretion, a prior notice period of up to 12 months for any Employer initiated withdrawal of assets from the fund. At December 31, 2018, the Wells Fargo Stable Value has been put on period notice, otherwise, no prior period notice has been imposed. The Plan does not have any contractual obligations to further invest in these trusts. These investments are not classified within the valuation hierarchy, but presented for reconciliation purposes only.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.

Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s investment assets at fair value as of December 31, 2018 and 2017:

	Assets at fair value as of December 31, 2018
	Level 1	Level 2	Level 3	Total

Mutual funds	$233,079,920	$-	$-	$233,079,920
Employer common stock	26,859,217	-	-	26,859,217
Self-managed brokerage	12,709,512	-	-	12,709,512
	$272,648,649	$-	$-	272,648,649
Common collective trust funds measured at net asset value
Target dated (a)				605,244,156
Stable value (b)				35,007,765
Large growth (c)				20,980,619
				$933,881,189

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

	Assets at fair value as of December 31, 2017
	Level 1	Level 2	Level 3	Total

Mutual funds	$224,203,420	$-	$-	$224,203,420
Employer common stock	45,217,790	-	-	45,217,790
Self-managed brokerage	12,573,791	-	-	12,573,791
	$281,995,001	$-	$-	281,995,001
Common collective trust funds measured at net asset value
Target dated (a)				621,632,955
Stable value (b)				28,158,319
Large growth (c)				21,080,542
				$952,866,817

(a)
The trusts are target dated trusts based on estimated retirement dates, which seek current income and some capital appreciation for the most current retirement date and move more to capital appreciation and some current income as the retirement dates become later. The trusts invest primarily in mutual funds.

(b)
The trust seeks to maintain principle value, protect against market price volatility, obtain consistent income return, and provide liquidity for benefit payments and withdrawals. The trust invests primarily in investment contracts issued by insurance companies, banks and other financial institutions.

(c)
The trust seeks long-term capital appreciation. The trust invests primarily in large cap common stocks with market capitalizations generally in the range of the companies in the Russell 1000 Growth Index.

4.   Tax status

The Plan obtained its latest determination letter on March 21, 2016, in which the Internal Revenue Service (“IRS”) stated that the Plan was designed in accordance with the applicable requirements of the Code. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. Although the Plan has been amended and restated since the version that the determination letter applies to, the Plan administration believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

GAAP requires management responsible for the Plan to evaluate uncertain tax positions. The financial statement effect of a tax position is recognized when the position is more likely than not, based on the financial merits, to be sustained upon examination by the IRS. The Plan’s administrator has analyzed the tax positions, and has concluded that as of December 31, 2018 and 2017, there are no uncertain tax positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

5.   Plan termination

Although the Employer has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time. The Employer has the right at any time, by action of its board of directors, to terminate the Plan subject to provisions of ERISA. Upon Plan termination or partial termination, participants will become fully vested in their accounts.

6.   Parties-in-interest

The Plan, including holdings under the self-directed brokerage investment option, held $26,859,217 and $45,217,790 of Alliance Data Systems Corporation common shares at December 31, 2018 and 2017, respectively.

Wells Fargo Bank, N.A., trustee of the Plan, their subsidiaries and affiliates maintain and manage certain of the investments of the Plan, for which the Plan is charged investment expenses.

7.   Subsequent events

Effective January 1, 2019, the Plan was amended to among other things: 1) add installments payments as an optional form of distribution, and 2) remove the 6-month deferral suspension for hardship withdrawals.

Effective April 12, 2019, Alliance Data Systems Corporation entered into a definitive agreement to sell its Epsilon business, subject to satisfaction of customary closing conditions and receipt of regulatory approvals.  If this transaction closes, it will result in a partial plan termination as it relates to the associates in the Epsilon line of business.  The impact to the plan cannot be reasonably estimated at this time.

Alliance Data Systems 401(k) and Retirement Savings Plan
Notes to Financial Statements
December 31, 2018 and 2017

8.   Reconciliation of financial statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500:

	2018	2017
Net assets available for benefits per the financial statements	$954,209,046	$970,328,473
Amounts allocated to withdrawing participants	(403,290)	(178,954)
Net assets available for benefits per Form 5500	$953,805,756	$970,149,519

The following is a reconciliation of benefit payments per the financial statements to Form 5500:
2018
Benefit payments per the financial statements	$71,177,227
Amount allocated to withdrawing participants
At December 31, 2018	403,290
At December 31, 2017	(178,954)
Reserves for defaulted loans
At December 31, 2018	(120,354)
At December 31, 2017	3,387
Corrective distributions	(21,253)
Benefit payments per Form 5500	$71,263,343

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statement to Form 5500:
2018
Net decrease in net assets per the financial statements	$(16,119,427)
Change in amounts allocated to withdrawing participants	(224,336)
Net loss per Form 5500	$(16,343,763)

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost

*	Alliance Data Systems Corporation	Common stock – 178,966 shares		$26,859,217
	Vanguard Fiduciary Trust Company Target Retirement Income Trust II	Common collective trust – 205,349 units		10,318,792
	Vanguard Fiduciary Trust Company Target Retirement 2015 Trust II	Common collective trust – 212,184 units		10,573,113
	Vanguard Fiduciary Trust Company Target Retirement 2020 Trust II	Common collective trust – 700,508 units		35,606,833
	Vanguard Fiduciary Trust Company Target Retirement 2025 Trust II	Common collective trust – 1,370,513 units		69,443,913
	Vanguard Fiduciary Trust Company Target Retirement 2030 Trust II	Common collective trust – 1,882,078 units		95,364,871
	Vanguard Fiduciary Trust Company Target Retirement 2035 Trust II	Common collective trust – 2,282,503 units		117,138,054
	Vanguard Fiduciary Trust Company Target Retirement 2040 Trust II	Common collective trust – 1,898,822 units		99,726,117
	Vanguard Fiduciary Trust Company Target Retirement 2045 Trust II	Common collective trust – 1,414,561 units		74,108,865
	Vanguard Fiduciary Trust Company Target Retirement 2050 Trust II	Common collective trust – 1,032,795 units		54,428,282
	Vanguard Fiduciary Trust Company Target Retirement 2055 Trust II	Common collective trust – 438,260 units		28,162,582
	Vanguard Fiduciary Trust Company Target Retirement 2060 Trust II	Common collective trust – 273,989 units		9,244,386

The notes to the financial statements are an integral part of this schedule.

Alliance Data Systems 401(k) and Retirement Savings Plan
EIN #13-3163498 Plan #001
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2018

(a)	(b)	(c)	(d)	(e)
	Identity of issuer, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	(1)	Current Value

			Cost
	Vanguard Fiduciary Trust Company Target Retirement 2065 Trust II	Common collective trust – 54,352 units		1,128,348
*	Wells Fargo Stable Return Fund	Common collective trust – 631,875 units		35,007,765
	Delaware Large Cap Growth Trust	Common collective trust – 685,865 units		20,980,619
	Vanguard Institutional Index Fund	Mutual fund – 329,184 shares		74,905,879
	Dodge & Cox Stock Fund	Mutual fund – 214,303 shares		37,033,716
	Columbia Small Cap Value Fund	Mutual fund – 1,231,459 shares		16,156,745
	American Funds EuroPacific Growth Fund	Mutual fund – 508,696 shares		22,886,240
	Metropolitan West Total Return Bond Fund	Mutual fund – 2,046,718 shares		20,016,900
*	Wells Fargo Advantage Discovery Fund	Mutual fund – 667,385 shares		18,626,710
	Vanguard Total Bond Market Index Admiral Fund	Mutual fund – 1,385,812 shares		14,481,730
	Vanguard Extended Market Idx Adm	Mutual fund – 164,449 shares		12,447,159
	Vanguard Total Intl Stock Index Admiral Fund	Mutual fund – 162,871 shares		16,524,841
*	Self Directed Brokerage Accounts Participant Loans	Varying maturity dates with interest rates ranging from 3.25% - 8.90%	-	12,709,512 17,863,312

*  Represents a party-in-interest
(1)  Cost information omitted – investment is part of individual account plan that a participant or beneficiary directed with respect to assets allocated to his or her account.

The notes to the financial statements are an integral part of this schedule.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Date: June 5, 2019

ALLIANCE DATA SYSTEMS 401(k) AND
RETIREMENT SAVINGS PLAN

By: /s/ Karen Wald
Karen Wald
Senior Vice President, Chief of Staff

INDEX TO EXHIBITS

Exhibit No.	Description

* 23.01	Consent of Independent Registered Public Accounting Firm

*  filed herewith